GEOLOGICAL SUMMARY REPORT
OMINECA QUEEN BARITE-SILVER PROPERTY

Manson Creek Area BC,
Omineca Mining Division

MINFILE No 093N 087
BCGS Map 093N060/NTS Map 093N09E
Latitude 55º 31' 28" Longitude 124º 06' 36" W
N  UTM 10 (NAD 83)
Northing 6153713 /   Easting 429926

Prepared for

IRC Exploration Ltd.
Mr. Harry Bydgnes, Pres & CFO
530 - 1015 4th Street, S.W.,
Calgary, Alberta, T2R 1J4, Canada
phone: 403-922-8562

by:
Mitchell Geological Services Inc.
Marvin A. Mitchell, P.Eng.
Ste 1028 - 470 Granville Street, Vancouver BC., V6C 1V5
Tel 604-684-4297 Fax: 604-642-4217
marvingeol@telus.net

August 4, 2008

Contents
1.0 SUMMARY	3
2.0 INTRODUCTION	4
3.0 LOCATION AND ACCESS	4
4.0 MINERAL TITLES	4
5.0 CLIMATE	5
6.0 PHYSIOGRAPHY AND VEGETATION	5
7.0 HISTORY	6
7.1 General History	9
7.2 Property History	9
8.0 REGIONAL GEOLOGY	10
8.1 LITHOLOGY	10
8.2 REGIONAL SETTING	10
8.3 STRATIGRAPHY	11
8.4 STRUCTURE AND METAMORPHISM	20
8.5 MINERAL DEPOSITS	22
9.0 PROPERTY GEOLOGY	28
9.1 Potential for VMS Mineralization	30
9.2 BARITE	31
10.0 CONCLUSIONS AND RECOMMENDATIONS	32
10.1 Phase I	32
10.2 Phase II	33
10.3 Phase III	34
11.0 BUDGET	34
11.1 Phase I PROSPECTING	34
11.2 Phase II BACKHOE TRENCHING AND SAMPLING	34
11.3 Phase III, Drilling contingent on the success of phases 1 & II	35
Grand total for all three phases is $249,200.12.0 REFERENCES	35
12.0 REFERENCES	36
13.0 CERTIFICATE OF THE AUTHOR	37
14.0 APPENDIX I	39
15.0 APPENDIX II	46

Figure 1, OUTLINE OF CLAIM 574763 AND LOCATION OF OMINECA QUEEN SHOWING
Figure 2, TOPOGRAPHY OF OMINECA QUEEN AREA
Figure 3, ORTHPHOTO OF CLAIM AREA
Figure 4, OMENICA QUEEN MANSON CREEK GEOLOGY MAP

APPENDIX I SEDIMENT HOSTD BARITE MODEL
APPENDIX II MINFILE   OMINECA QUEEN  MINFILE No 093N 087

GEOLOGICAL SUMMARY REPORT
OMINECA QUEEN BARITE-SILVER PROPERTY
Manson Creek Area BC
IRC EXPLORATION LTD.

1.0 SUMMARY

The Omineca Queen property has been staked by Barry Price.  The claim, Title # 574763 covers approximately 460 hectares.  Claim data is given below:  The claims are registered in the name of  Barry Price. The property covers an old showing originally held by prospector Robert Bjerring in the 1960’s and 1970’s

A brief description from Minfile follows:

This barite occurrence is situated 800 metres upstream from the mouth of Barite Creek, immediately south of the Manson River and 4.5 kilometres northeast of the lower Gaffney Creek bridge. The occurrence was discovered and staked in 1966.

The Omineca Queen occurrence is found in both sides of the creek and consists of 3 to 7-metre thick sequences of layered barite found with graphitic slates and argillites of the Upper(?) Devonian to Lower Permian Big Creek Group, formerly the Cooper Ridge Group. Layering within the barite is produced by impurities such as quartz and organic matter. The barite is faulted and folded and strikes northwest with a vertical attitude. Although these barite bands appear to replace quartz-rich layers, they also indicate that the deposit may have formed as a sedimentary exhalative. Minor amounts of galena, sphalerite and tetrahedrite are known to exist.

A sample cut across 5 metres plus 3 metres of exposed barite 120 metres east of a gully yielded 63.15 per cent BaO (Geology, Exploration and Mining in British Columbia, page 374).

Silver geochemical anomalies are reported nearby.  The property has not been explored or examined for many years.  The barite is reported to be in Devonian carbonates.

A very large claim block partially surrounding the property on the south and west was staked by Gold Hunter group and optioned by Skygold Ventures Inc. searching for sediment hosted gold deposits.

Only one Assessment Report # 2636 was filed by Bjerring.  Barry Price visited the area in 1990, but did not have accurate location data and did not see the barite showing.

A three phase exploration programme is recommended for the Omenica Queen property. The first phase of the programme includes, Research the VMS potential of the Paleozoic formations in the area, the preparation of base maps from available 1:20,000 maps, obtaining air photos for the area, sending  in a prospecting/mapping crew, 2 men x 4 days, mapping in the previous trenches, sampling the exposed barite if possible, and running VLF/Mag traverses perpendicular to the outcrop/subcrop. At a cost of US$19,500.

The second phase of this programme would consist of; backhoe trenching and sampling, geological supervision and reporting. At a cost of US$19,700.

A third phase, contingent on the success of the first two phases, would consist of drilling 8 to 10, 100 metre holes across the zone, testing the footwall and hangingwall and conducting metallurgical studies. At  a cost of US$210,000

Grand total for all three phases is $249,200.

2.0 INTRODUCTION

The author was retained by the directors of IRC Exploration Ltd.  (“IRC”) to prepare a summary geological report describing the property

3.0 LOCATION AND ACCESS

The Omineca Queen barite occurrence is situated 800 metres upstream from the mouth of Barite Creek, immediately south of the Manson River and 4.5 kilometres northeast of the lower Gaffney Creek bridge.  Access is by road from Fort St. James or From Mackenzie (See Figures 1 and 2).

Access from Mackenzie is provided by the Manson Mainline Forest Service which in 1992 was maintained by Fletcher Challenge Canada Ltd. Distance to the property from Mackenzie is approximately 160 km northwest. Services are available at Mackenzie and Germansen Landing, B.C.

4.0 MINERAL TITLES
The property consists of one MTO claim covering 457.7 hectares.

Tenure Number	Tenure Type	Claim Name	Owner	Map Number	Good To Date	Area
574763	Mineral	QUEEN	121855 (100%)	093N	2009/jan/27	457.726

Position of claim corners for the property (Latitude/Longitude) are:

The claim is held by Barry Price for himself.

SW  55° 31' 15" N, 124° 6' 51" W, SE  55° 31' 15" N, 124° 4' 58" W,  NW  55° 32' 30" N, 124° 6' 50" W, NE 55° 32' 30" N, 124° 4' 58"

5.0 CLIMATE

The climate is typical of the Interior of BC with long cold winters and warm summers.  The property can be explored between April and October.  Subject to snow and temperatures, some exploration such as geophysical surveys or drilling could be carried out in the winter.

6.0 PHYSIOGRAPHY AND VEGETATION

Physiographically, the majority of the Manson River map area lies within the Omineca Mountains, the Manson Plateau and the Nechako Lowland. This accounts for a topographic change from low-lying, forest covered hills in the south to mountains (above-tree line) With broad forest covered valleys to the north. The northeast corner of the map area (north of the Omineca Queen property) is bisected by the Northern Rocky Mountain Trench. Along the western margin of the map sheet lies the Takla Trench and a small portion of the Nechako Plateau in the southwest.

The claims are located on the western  side of the Manson River watershed, and south of Manson River itself,  and extent from 845 to about 1200 meters in elevation. Slopes are low to moderate varying from flat to 25 degrees. The area is generally covered with coniferous vegetation consisting of mature spruce and pine with open underbrush. South of the barite showing clear cut logging has taken place providing vehicle access and bedrock exposure in road cuts.

The showings are exposed in the banks of a small creek known as Barite Creek. Much of the area above Barite Creek has been logged, which has allowed access to a large area of the claim.

Figure 1, OUTLINE OF CLAIM 574763 AND LOCATION OF OMINECA QUEEN SHOWING

Figure 2, TOPOGRAPHY OF OMINECA QUEEN AREA

Figure 3, ORTHPHOTO OF CLAIM AREA

7.0 HISTORY

7.1 General History

Early exploration in the Manson River area was dominated by placer gold which was first discovered in this region in 1868. Placer mining was concentrated along the Manson and Germansen rivers, and their respective tributaries. Placer mining in this region has a long, intermittent history and is still continuing at the Germansen Pits property (093N 054). Hardrock prospecting was sporadic prior to the construction of the main road (often referred to as the Omineca Mining Road). The increased accessibility and the discovery of the Pinchi Lake mercury mine (093K 049) to the south, led to further exploration in this region. With the discovery of the Mount Milligan porphyry deposit (093N 194) in the 1980s, exploration activity in the map area once again accelerated.

7.2 Property History

Staked by prospector Robert (Bob) Bjerring in 1966, the claims were optioned to Falconbridge Nickel during 1970-1974.

Falconbridge conducted a program of geochemistry, road construction, trenching and diamond drilling (3 holes) after which the property returned to the owner. The Falconbridge work outlined 4 exposures of high purity barite (54 - 63.15% BaO) over widths of 4 to 8 meters. Trace amounts of Lead (Pb), zinc (Zn) and silver (Ag) were found in soils and bedrock adjacent to the showing. Soil geochemistry performed by Falconbridge covered an area 204 m x 305 m and was centered over the barite showing.
There are no records known for the drillholes.

The Roe Claims were staked over the barite showing by Stratore Explorations Ltd. On May 17-20,1992 to cover shale stratigraphy with the intent of evaluating bedrock for potential "Sedex" Pb/Zn/Ag economic mineralization. The property was optioned to Cominco Ltd. During 1992 and as operator Cominco Ltd. performed geochemical testing and geological mapping on the property. During the 1992 program, 229 soil and 115 stream samples were taken on the property conjunction with cursory geological mapping and examination of bedrock exposures.

Geochemical testing was targeted to evaluate the black shale stratigraphy that is exposed on the property and strikes in a northwesterly direction. Geochemical testing on the property resulted in values of <4-34 ppm Pb, 17-1690 ppm Zn, 3-142 ppm Cu, c.4-2.0 ppm Ag and 49-11849 ppm

8.0 REGIONAL GEOLOGY

8.1 LITHOLOGY

The following is excerpted from a technical paper by Filippo Ferri entitled Devono-Mississippian Felsic Volcanism Along the Western Edge of the Cassiar Terrane, North-Central British Columbia (NTS 93N, 94C and 94D) Geologic Fildwork 1999, Paper 2000-1.

“The Late Devonian to Early Mississippian is an important metallogenic epoch within the Canadian cordillera resulting in the production of significant sediment exhalative massive sulphide (SEDEX) and volcanogenic massive sulphide (VMS) mineral occurrences within rocks of cratonic or pericratonic affinity.

The British Columbia Geological Survey Branch initiated a mapping program focused on a sedimentary sequence with intercalated Devono-Mississippian felsic volcanics in the Johanson Lake area. Previous geologic mapping by the British Columbia Geological Survey Branch between Manson Creek and Aiken Lake delineated a belt of Devono-Mississippian felsic volcanic along the western margin of the Cassiar Terrane. These felsic volcanics, locally termed the Gilliland Tuff, can be traced intermittently for approximately 150 kilometres and can exceed 1000 metres in thickness.   The objectives of the mapping project were to: 1) evaluate the Omineca Queen bedded barite occurrence and determine its relationship to the feisic volcanism of the Gilliland Tuff; 2) trace these felsic volcanics northward; 3) determine the economic potential of the felsic volcanics and enclosing lithologies for hosting VMS and SEDEX deposits and 4) examine the Lay Range Assemblage, the lower part of which may be equivalent to the Yukon-Tanana Terrane. This paper summarizes initial results from the mapping program and some key points of the property visit to the Omineca Queen barite occurrence.

The map area forms a narrow, northwest-trending belt measuring 5 by 25 kilometres extending from the headwaters of the Swannell River to the Fleet Peak area (Figure 3). The centre of the map area is approximately 15 kilometres northeast of Johanson Lake which is roughly 400 kilometres by road to the towns of Fort St. James or Mackenzie. The area is accessible by helicopter and by foot or pack horse from the Omineca Mining Access Road.

8.2 REGIONAL SETTING

The map area straddles the boundary between displaced Ancestral North American rocks of the Cassiar Terrane to the east and volcanic arc and peri-cratonic? rocks of the Quesnel Terrane to the west. In the map area, the Cassiar Terrane is represented by the Ingenika and the Big Creek groups (Figures 2 and 3). The Late Proterozoic Ingenika Group represents a rift to shallow shelf sequence and is subdivided into, from oldest to youngest, rift elastics of the Swannell Formation, upwards shoaling  slates and carbonates of the Tsaydiz Formation, shallow carbonates of the Espee Formation and rift-related? elastics and carbonates of the Stelkuz Formation (Mansy  and Gabrielse, 1978). Regionally, these rocks are overlain by a carbonate-rich, shallow shelf sequence of Early Cambrian to Middle Devonian in age. These rocks are missing in the map area and the Big Creek Group sits directly atop the Ingenika Group. The Middle Devonian to Permian Big Creek Group is a dominantly argillaceous sequence. This unit belongs to  the Earn Assemblage, a deeper water shale succession.  The Earn Assemblage formed, in part, due to the foundering of the ancient carbonate platform which is believed to have occurred in response to rifting in the northern Canadian Cordillera (Gordey et al., 1987). The upper part of  the Big Creek Group contains a Late Devonian to Early  Mississippian calc-alkaline felsic tuff or quartz-feldspar  poiphyry, locally termed the Gilliland Tuff (Ferri and  Melville, 1994). The Lay Range Assemblage sits structurally above  the Big Creek Group, the contact being an easterly directed thrust fault.

The Lay Range Assemblage represents a middle to late Paleozoic arc-succession which forms basement to the Late Triassic to Early Jurassic Takia Group volcanic (Ferri, 1997). These rocks have been intruded by the Late Triassic Wrede Creek Alaskan-type ultramafic complex (Nixon et al., 1998). To the south, late Paleozoic oceanic volcanics and sediments of the Nina Creek Group, belonging to the Slide Mountain Terrane, sit structurally above rocks of the Big Creek Group (Ferri and Melville,1994).

Rocks of the Lay Range Assemblage, Takia Group and Wrede Complex, found along the southwest margin of the map area, form rugged alpine areas in excess of 2000 metres. The terrane along the northeastern part of the map area, underlain by rocks of the Swannell Formation, consists of rounded, glaciated peaks approaching 2000 metres in elevation. Recessive rocks of the Big Creek Group, together with those in the upper part of the   Ingenika Group, form the subdued region between these  two areas. Carbonate of the Espee Formation forms prominent ribs within this subdued area.

8.3 STRATIGRAPHY

Ingenika Group

The Late Proterozoic Ingenika Group is a dominantly clastic sequence and is subdivided into four forma tions which are, from oldest to youngest; the Swannell, Tsaydiz, Espee and Stelkuz formations.

The Swannell Formation comprises a monotonous package of fine to coarse elastics, probably in excess of 2 kilometres in stratigraphic thickness, although a true measure is difficult to determine due to tectonic thickening.The Swannell Formation is characterized by thickly bedded, grey-green to green, feldspar-bearing quartz sandstones to wackes, quartz sandstones, slate, siltstone, impure quartzite and rare limestone. These sandstones commonly display graded bedding and are typically coarse grained and locally granule conglomerates. The upper part of the Swannell Formation is dominated by sandstone sections with lesser sequences of interbedded slate. Sections of predominantly grey-green to green slate/schist, with lesser sandstone, up to several hundred metres thick are common lower in the section. Slate is commonly interbedded with sandstone and can contain variable amounts of quartz and feldspar grains. Slates are locally crenulated lower in the stratigraphic section and can contain porphyroblasts of biotite.

The Tsaydiz Formation typically forms a poorly exposed, recessive sequence above the Swannell Formation. It is conformable with the underlying Swannell Formation and comprises slate, calcareous slate, limestone and minor sandstone from 175 to 500 metres thick. Southof Wrede Creek, it is characterized by thinly interlayered, grey to orange-brown weathering, grey to green-greyslate, calcareous slate and grey to orange weathering, grey limestone. The amount of limestone diminishesdown section resulting in thick sequences of grey, lustrous slate.To the north, across Wrede Creek, the Tsaydiz Formation contains beds of limestone up to 20 centimetres thick near the Espee contact. In its lower parts, dark grey weathering limestone is from 2 to 5 metres in thickness, comprises up to 30 per cent of the section and locally contains up to 20 per cent dispersed, spherical quartz grains. This limestone is interlayered with typical Swannell sandstone at the base of the formation.

Limestone of the Espee Formation forms prominent cliffs or ribs between recessive lithologies of the Tsaydiz and Stelkuz formations, and is an excellent marker horizon within the Cassiar Terrane (Photo 2). Structural sections suggest thicknesses between 250 and 450 metres. The unit is characterized by grey to buff weathering, platy and blocky, finely recrystallized limestone and dolomitic limestone. Sections of thinly interlayered limestone and more resistant, orange weathering dolomite or dolomitic limestone are also common. Bedding is typically difficult to distinguish and the grey to buff weathering limestone commonly appears massive. Where visible, beds can be up to a metre thick and are typically discernible through platy, phyllitic partings, as thin grey slaty interlayers, or wispy, darker grey streaks. Grey, calcareous slate in layers 0.5 to 3 centimetres thick is interlayered with the limestone in several localities. Large cross-cutting zones of orange weathering, coarsely recrystallized dolostone can be found within the limestone succession. Up to several per cent dispersed quartz grains were observed within some horizons north of Wrede Creek.

Regionally, the Stelkuz Formation contains thick sections of sandstone, limestone and slate (Ferri and Melville, 1994; Ferri et al., 1993a; Mansy and Gabrielse, 1978). In the present map area it is dominated by rusty brown weathering, greenish grey slate with lesser thin to massively bedded cream impure quartzite and quartz sandstone in sections up to 20 metres thick and thinly bedded, grey limestone. Slate sections can display a distinctive bright green colour typical of the Stelkuz Formation (Ferri et al., 1993a). The dominance of slate renders this unit quite recessive and poorly exposed Structural sections suggest thicknesses between 175 and 550 metres.

Big Creek Group

The Big Creek Group is dominated by dark grey and black slate and argillite with minor quartz-chert wacke, sandstone, felsic and mafic volcanics and limestone. Volcanics towards the top of this unit are locally referred to as the Gilliland Tuff (Ferri and Melville, 1994). Due to the abundance of slate in this unit it is typically very recessive and poorly exposed, occupying valley floors

The age of the Big Creek Group is thought to be Early Devonian to Early Permian in age (Ferri and Melville, 1994). Generally Late Devonian to Early Mississippian ages are indicated by fossils and U/Pb ages consistent with dates from other members of the Earn Assemblage (Ferri and Melville, 1994). Locally, as in the Nina Lake area, slates in the upper part contain Early Permian fossil assemblages (Ferri and Melville, 1994). In the Aiken Lake area, rocks of the Middle Devonian Otter Lakes Group are not present and slates assigned to the lower Big Creek Group contain conodonts as old as Emsian (Late Early Devonian).

This Big Creek Group is characterized by carbonaceous, dark grey to blue grey weathering, dark grey to black slate which can be interlayered with thinly bedded argillite or siltstone. The blue-grey colour, together with a distinctive yellowish stain on weathered surfaces, is typical of Late Devonian Earn Assemblage rocks found throughout the northern Cordillera. The slate can be quite friable and locally breaks into large, flexible sheets. Slate in the lower part of the unit is more lustrous and has a dark grey-brown colour.

Near the base of the Big Creek Group, rare 1 to 5 metres sections of grey to brown weathering, grey, thinly bedded carbonaceous limestone and argillaceous limestone occur interlayered with slate. Dark grey weathering, platy, recrystallized limestone with slate and silt partings up to 3 metres thick, is sporadically encountered towards the top of the unit.

Lenses of coarse siliciclastics from 5 to more than 40 metres in thickness are found within the upper part of the Big Creek Group and are composed predominantly of chert-quartz wackes to sandstones, conglomerates and siltstones. Although these coarse units comprise only a minor component of the Big Creek Group, their composition has implications for the tectonic evolution of the northern Cordillera. Workers in the northern Cordillera believe that these northerly and westerly derived elastics were shed from uplifted blocks due to a regional rifting event during the Late Devonian (Gordey et al., 1987). Mapping in the southern Cordillera, primarily within the Roberts Mountain Allochthon, has shown that contractional deformation was occurring during this time period along the present southwestern margin of Ancestral North America. This has led some to interpret the Earn Assemblage as a foredeep and the associated coarse elastics as representing material shed from easterly thrusted fault blocks (Smith et al., 1993). These coarse elastics form a section over 40 metres thick on the north side of Wrede Creek and are locally graded granule conglomerates. Wackes within these and other sequences contain between 20 to 40 per cent darkmuddy matrix. Even the 'cleaner' sandstones contain up to 10 per cent dark grey to black argillaceous matrix giving them a dark colour. Clasts can be angular to rounded, although they are typically subangular to subrounded). Quartz, either as single or polygonal grains,usually is the dominant constituent comprising up to 60 per cent of grains and clasts. Light and dark grey to black chert is the  next most dominant clast-type forming up to 30 per cent of grains. Minor clasts include siltstone andsandstone (approximately 10 per cent) and plagioclase (1-2 per cent). One section of sandstone contained up to 40 per cent plagioclase and orthoclase? clasts, suggesting it was produced, in part, from the weathering of an igneous protolith.

Volcanics

Felsic and mafic volcanic units from 1 to more than 45 metres in thickness are found stratigraphically above the coarse siliciclastics, within the upper-most part of the Big Creek Group. These are identical to those found regionally within the Big Creek Group and referred to as the Gilliland Tuff (Ferri and Melville, 1994).

Gilliland Tuff

Felsic tuff and massive porphyry (Hows or sub-volcanic intrusives) are best developed in the extreme southeastern part of the project area where it forms a sequence over 45 metres thick (Figure 3). The unit is also encountered north of Wrede Creek where it ranges from 1 to 5 metres in thickness (Figure 3). It is typically light grey-green or rusty weathering sericitic quartz-feldspar tuff and/or porphyry. The unit contains sections of lapilli and coarse lapilli tuffs in the southeastern part of the map area (Figure 3). Phenocrysts comprise 5 to 20 per cent of the rock with embayed quartz crystals being the most common followed by plagioclase and poorly preserved accessory minerals. The latter have been altered to chlorite plus opaques, but in several instances residual material, together with pseudomorphs, suggests these were predominantly hornblende. The groundmass consists of sericite, quartz, feldspar plus chlorite, carbonate and opaques. Rip ups of black argillite from the surrounding sediments are locally abundant. Fine grained tuff invariably displays a weak to strong cleavage, although massive porphyry appears relatively undeformed  Chemical analysis of the tuff collected during the Manson Creek and Aiken Lake projects suggests these rocks are calc-alkaline in composition and are generally rhyolites to rhyodacites, (Ferri and Melville, 1994).

Mafic Volcanics

In the southern part of the map area, basalt and quartz-diorite is exposed at roughly the same stratigraphic horizon as the Gilliland Tuff. Pillowed? Or fragmental basalt was observed in one locality and formed lenses and semi-continuous horizons approximately 50 centimetres thick within Big Creek argillites. The massive basalt is dark green and aphanitic with minor calcite veining. Thin section examination reveals a predominance of finely crystalline feldspar together with carbonate, chlorite, sericite and opaques.

A few kilometres southeast of the basalt occurs a horizon of greenish grey quartz-diorite and crowdedquartz-feldspar porphyry. The unit is approximately 15 to 20 metres thick and can be traced laterally into dark grey argillites of the Big Creek Group.

Green slates are found within the argillites in the vicinity of these mafic rocks. Thin section examination from the periphery reveals it is composed of 30 to 50 per cent coarsely crystalline and sericitized plagioclase, 10 per cent quartz, with the remainder being finely crystalline feldspar, quartz, opaques and up to 30 per cent chlorite. This finer groundmass displays a strong, ductile flattening fabric whereas the large plagioclase phenocrysts behaved brittly and are merely broken. Preliminary lithogeochemical analysis suggests this rock is intermediate in composition.

The precise age of the Gilliland Tuff is poorly constrained. Stratigraphically it is found towards the top the Big Creek Group suggesting it is Mississippian or younger in age. U/Pb geochronology on a zircon collected at the type locality indicated a minimum age of377±12 Ma (Ferri and Melville, 1994). A sample collected on the west bank of the Osilinka River returned a preliminary minimum age of342±3 Ma (J. Gabites, personal communication, 1993). The age reported for both samples is based on a least square regression line as there were no concordant fractions in either sample due to inheritance and/or lead loss.

Although this data suggests there may be two periods of volcanism, the similarity between the volcanics suggests otherwise and the discrepancy is probably based on the poor U/Pb systematics within the collected zircons. At present the best estimate on the age of the Gilliland Tuff is Late Devonian to middle Mississippian. More samples were collected this summer in hopes of refining the age of this unit.

Lay Range Assemblage

The Lay Range Assemblage has been subdivided into two broad packages: the Lower Sedimentary Division (LSD) and the Upper Mafic Tuff Division (UMTD) (Ferri, 1997). The LSD is a mixed sedimentary and volcanic sequence whereas the UMTD is almost entirely fine and coarse grained mafic tuffs, volcanic breccia and flows.The age of the Lay Range Assemblage is late Mississippian (Namurian) to Permian based on fossil collections made in the southern Lay Range (Ferri, 1997). Conodonts, corals, fusulinids and foraminifera recovered from the LSD suggest a late Mississippian lower age limit and a middle Pennsylvanian upper age limit for limestone at the top of the unit. Radiolarians from chert within the green and maroon siltstone and tuff unit above this limestone have indicated Early Permian ages. Conodonts from the remaining UMTD are broadly Permian in age. In the southern part of the Lay Range tuffs of the UMTD were believed to sit unconformably on the limestone, below the green and maroon siltstone suggesting an unconformity of some 13 Ma between the two units (middle Pennsylvanian to Early Permian; Ferri, 1997). Stratigraphic relationships observed within the present map area suggest the limestone and UMTD have a conformable relationship. Although these two interpretations may seem at odds, this is entirely consistent with the variability observed along volcanic arcs.

Lower Sedimentary Division

The LSD is only exposed within the northern Lay Range, in the southeastern portion of the map area and is restricted to the core of a north-east verging fold (Ferri, 1997). Generally, siliciclastics and carbonates are found within the lower parts of this package with mafic volcanics becoming dominant towards the top. The entire sequence is capped by a limestone up to 50 metres thick.

The lower parts of the LSD are characterized by interbedded quartz sandstone, argillite, siltstone, chert and tuff. Sandstone forms prominent weathering ribs 5 to 15 metres thick within this section and comprises approximately 30 per cent of the sequence. Laterally they appear to pinch out within green siltstone and tuff. Thin to thick or massively bedded sandstone to granule conglomerate is beige weathering and grey in colour. Compositionally it is an impure quartz sandstone and locally contains clasts of feldspar and lithic fragments. The matrix typically is calcareous and greenish, the latter suggesting it is partly of volcanic origin.Interbedded argillite or slate is dark grey and is associated with platy dark limestone and dark grey to cream, thin to thickly bedded chert. Associated with all these lithologies is green to maroon siltstone grading into tuff which makes up to 50 per cent of the section.

On the eastern limb of the overturned anticline, the upper part of the LSD is intruded by a greenish-grey quartz-diorite to monzonite up to several hundred metres thick. This unit can be spatially associated with grey-brown weathering, dark green aphanitic basalt and brown to orange weathering, green feldspar-pyroxene porphyry. Above these rocks is a distinctive package of interlayered green and maroon siltstone, tuff and jasperoidal chert up to 20 metres in thickness. This unit is commonly associated with limestone and is found at the contact with tuffs of the UMTD. The distinctiveness of this unit and its presence at the LSD - UMTD contact make it a local marker horizon.

Lenses of buff weathering, cream coloured, recrystallized massive dolomite, with layers of green slate, up to 20 metres in thickness is commonly found below the green and maroon siltstone. This dolomite horizon forms a semi-continuous unit which, together with the succeeding limestone, can laterally pinch-out over  short distances. Massive to platy grey  limestone up to 50 metres thick, with distinctive ribs of beige to light grey wavy chert lenses 1 to 5 centimetres thick can be found stratigraphically above the green and maroon siltstone unit. Although the limestone contains a very strong fabric, textures are preserved locally; some parts are bioclastic with poorly preserved crinoid ossicles and fusulinids (J.W.H. Monger, unpublished notes, 1973). Sections of the limestone are tuffaceous and have a maroon and green colour. Interbeds of green tuff between 10 to 50 centimetres thick are also present. The lower contact of the limestone appears gradational with the underlying green and maroon siltstone. The upper part of the limestone displays a sharp, but interbedded contact with tuffs of the UMTD. This limestone interfingers with tuffs of the UMTD along ridge faces. Its thickness changes drastically to less than a metre in the far southeastern portion of the map area. There, maroon and green siltstone, tuffs and chert are found on either side of the limestone unit, a relationship also observed several kilometres to the north where the limestone thickens to 50 metres.

Two bands of limestone are present along the top of the eastern extent of the LSD. Although they appear to be two separate units, they are remarkably similar and the recurrence of the distinct maroon and green unit, together with the monzonite and tuff, indicates a structural repetition.

Upper Mafic Tuff Division

The UMTD is a relatively homogenous package dominated by thin to massively bedded tuffs with lesser lapilli tuffs, volcanic breccia, basalt, diorite and rare quartz-feldspar tuff or porphyry flows. Thinly bedded tuffs are typically laminated and commonly graded. Rocks of the UMTD are found on either side of the north-east verging, overturned anticline within the northern Lay Range. They can be traced to the north, along the sub-dued valley east of the Wrede Ultramafic Complex and across Wrede Creek where they form the high ground along the northwestern part of the map area. South of Wrede Creek, graded, well bedded tuffs are the most common lithology along the east side of the anticline, with massive basalt flows accounting for approximately 10 per cent of the lower and middle section. A rare occurrence of rusty weathering, light greenish grey quartz-feldspar sericite schist (originally tuff or porphyry flow), approximately 20 metres thick was encountered within this unit on the northeast flowing creek immediately north of the Lay Range. This unit was sampled for U/Pb and whole rock analysis. The UMTD is much coarser on the southwest side of the anticline withinthe Lay Range where it is composed of green and dark green fine to coarse grained lapilli tuffs, volcanic breccias and massive basaltic flows. Volcanic clasts are commonly flattened parallel to cleavage and consist of aphanitic and amygdaloidal basalt. Dark grey and black argillite clasts and quartz grains also form accessories in certain horizons. A rare, small rubbly outcrop of orange-brown coarse grained quartz-feldspar sandstone was observed within this succession.

North of Wrede Creek, the UMTD is found within an upright, steeply southwest dipping panel with the graded, laminated, fine tuffs in the stratigraphically lowest part of the panel (eastern lower slopes) and these are succeeded by lapilli tuffs, volcanic breccias and flows (Photo 8). The contact between the two is gradational with a general coarsening of the volcanic deposits up section until over 50 per cent of the sequence is composed of lapilli tuffs and/or volcanic breccia.  Clasts within the volcanic breccia unit are more diverse than observed south of Wrede Creek. They are typically green to maroon in colour and consist of aphanitic basalt together with fragments of pyroxene and/or feldspar porphyry basalt. Deposits can be monomictic to polymictic and are locally associated, especially towards the top of the ridge, with massive to pillowed basalt of similar composition. Some feldspar porphyry flows are quite distinctive due to the presence of phenocrysts up to several centimetres in size. The coarse volcaniclastics are locally intruded by small bodies ofhomblendite and associated gabbro probably related to the Wrede Ultramafic Complex.

Correlations of the Lay Range Assemblage with other packages throughout the Cordillera have been summarized by Ferri (1997). Intermixed sediments and volcanics of the LSD have the greatest potential of being equivalent to rocks of the Yukon-Tanana Terrane which host VMS occurrences. The oldest age known from the Lay Range Assemblage consists of late Mississippian to early Pennsylvanian conodonts recovered from the lower parts of the unit in the southern Lay Range. This is somewhat younger than the Early Mississippian age for quartz-feldspar meta-porphyry associated with the Wolverine deposit (Murphy and Piercey, 1999). As well, the overall character of the LSD is different than that of the Yukon-Tanana Terrane in the Finlayson Lake area. In general, rocks of the LSD and UMTD correlate with the middle and upper parts of the Dorsey Assemblage as described by Stevens and Harms (1995) along the B.C. Yukon border and further south by Nelson (1997).

Takla Group

The Takia Group was observed in only a handful of outcrops south of Wrede Creek. Regionally Takia rocks sit unconformably atop those of the Lay Range Assemblage (Ferri, 1997). A steep fault zone, of possibly strike-slip configuration, separates the two packages within the present map area.

Rocks of the Takia Group consists ofaugite-feldspar porphyry flows, pyroclastic breccia and tuff, all of which have become sheared and foliated near their contact with the Lay Range Assemblage. Small stocks of beige quartz monzonite locally intrude these volcanics. The Takia Group is Late Triassic to Early Jurassic in age immediately to the south (Ferri and Melville, 1994; Ferri et al., 1992b, 1993b). Augite-plagioclase phyric volcanics observed within the map area belong to a sequence locally referred to as the Plughat Mountain Succession (Ferri and Melville, 1994) which is broadly Late Triassic in age.

Wrede Ultramafic Complex

The Wrede Ultramafic-Mafic Complex is an Alaskan-type body of Late Triassic age intruding rocks of the Takia Group just south of Wrede Creek ( Nixon et al., 1998). The complex is crudely zoned with a gradation from dunite in the core to gabbro at the margins. These rocks were not examined in any detail. This ultramafic body is most likely related to the Polaris Ultramafic Complex which intrudes rocks of the Lay Range Assemblage within the southern part of the Lay Range (Nixon et al., 1998; Ferri et al., 1993a, b).

8.4 STRUCTURE AND METAMORPHISM

The structural style within the map area is quite variable and is a reflection of the different tectonic terranes present. Generally, the degree of penetrative deformation increases from west to east within the map area. Cleavage is poorly developed or non-existent within coarse volcanic breccias and flows of the UMTD and Takia Group. When present, a weak cleavage within coarse volcaniclastics of the UMTD is one of the criteria used indistinguishing these rocks from similar, but relatively undeformed volcanoclastics in the Takia Group. Commonly a slaty cleavage is present within rocks of the underlying Big Creek Group and the fine tuffs of the UMTD. The intensity of cleavage and metamorphism increases down section, into rocks of the Ingenika Group where well developed, biotite-bearing schists occur in the lower parts of the Swannell Formation. Although biotite porphyroblasts were noted in several localities along the eastern margin of the map area, not enough data points are available to draw a metamorphic isograd. At one locality poikiloblastic biotite porphyroblasts were up to several millimetres in length. Although they grew in a random to semi-random orientation, they were produced near the end of Si cleavage development as shown by the slight wrapping of this fabric around the porphyroblasts.

Metamorphism is of regional or Barrovian-type and dating of metamorphic minerals indicates it is Middle Jurassic in age, although mid-Cretaceous and Tertiary cooling ages are also encountered (Ferri and Melville, 1994).

Only one large scale fold was delineated within the map area and consists of a tight, northeasterly overturned structure outlined by the limestone marker between the UMTD and LSD. This large fold is the northward continuation of a structure mapped within the southern Lay Range (Ferri et al., 1993a, b). The southwest dipping axial plane of this fold is similar in orientation to the average attitude of cleavage within rocks of the map area . The fold structure is lost north of the Lay Range and only a southwest dipping overturned panel of volcanics belonging to the UMTD occurs north of the Wrede Ultramafic Complex, suggesting the core of the structure is located further to the west. The repetition of the limestone at the top of the LSD along the eastern limb of the structure is believed to be due to small scale folding. Outcrop-scale versions of this large fold were observed primarily within rocks of the Swannell Formation.

Early cleavage, together with the surrounding lithologies, is locally broadly folded and/or crenulated. This folding is best developed within rocks of the Swannell Formation, although the spread of cleavage orientation shown in Figure 6 indicates the entire map area has been affected. This suggests the presence of at least two distinct periods of fold formation. Cassiar rocks within the map area are found on the west flank of a broad antiform similar to others developed within strata of the Ingenika Group (Figure 2). It is not clear if the latter, upright folds within the map area are related to these structures or represent a distinct fold episode. Comparison of bedding-cleavage intersection attitudes and the beta direction for poles to cleavage and bedding within the map area suggest the two fold styles are coaxial.

The large, northeasterly overturned fold within the Lay Range Assemblage is carried in the hangingwall of the major, terrane bounding, northeasterly directed thrust (Swannell Fault; Wheeler and McFeely, 1991), which places rocks of the Lay Range Assemblage above those of the Cassiar Terrane. The thrust is steeply dipping to the southwest and is roughly parallel to bedding in bounding units. This thrust delineates the western boundary of Ancestral North American rocks within this part of the Canadian Cordillera. Although no kinematic indicators were observed in the map area, in the southern Lay Range these display tops to the east directions (Nixon et al., 1993; Ferri et al., 1993b). It is interesting to note that in the most northern part of the map area folding of the fabric along this zone, in conjunction with brittle pull-aparts, would suggest late strike-slip motion, possibly dextral in nature.
The axial planes of these folds are steep and perpendicular to the fault contact and the associated fold axes also exhibit steep plunges. These structural features were localized and their regional significance is presently unknown.

The contact between the Lay Range Assemblage and the Takia Group is marked by a steeply dipping zone of highly sheared volcanics up to 100 metres wide. Regionally, the Lay Range Assemblage has been shown to form the basement to Takia volcanics (Ferri, 1997). The fault zone can be quite narrow, as observed in the northern Lay Range where it is hidden below approximately 10 metres of glacial deposits. Typically the zone is marked by a steep cleavage or schistosity with relic pyroxene, feldspar or lithic clasts. Deformation appears ductile, although certain components, such as feldspar and pyroxene, behaved quite brittly. No kinematic indicators could be discerned where the fault zone was examined in the map area. In the southern part of the map area the fault zone trends north-northwesterly. It cuts out much of the Lay Range Assemblage as it is traced northwards towards the Wrede Range (Figure 3). It is likely the fault veers more to the west across Wrede Creek due to the increased amount of Lay Range volcanics and the lack of large shear zones within Lay Range rocks. This steep dipping fault structure probably connects southwards with either the Polaris Creek or Lay Rangefault zones, two strike-slip fault zones with several kilometres displacement (Ferri et al., 1993b; Ferri, 1997).

These faults are part of an en echelon fault array that together with the Manson fault zone and Pinchi and Northern Rocky Mountain Trench systems, record a major period of Late Cretaceous to Early Tertiary dextral motion in this part of the Cordillera.”

8.5 MINERAL DEPOSITS

The following is also excerpted from the technical paper by Filippo Ferri entitled Devono-Mississippian Felsic Volcanism Along the Western Edge of the Cassiar Terrane, North-Central British Columbia (NTS 93N, 94C and 94D) Geologic Fildwork 1999, Paper 2000-1.

“MINERAL POTENTIAL

The Earn Assemblage, to which the Big Creek Group belongs, is an important metallotect within the Canadian Cordillera. In Selwyn and Kechika basins, it hosts significant SEDEX deposits such as the Tom, Jason, Driftpile Creek, Akie and Cirque. Further west. Earn Assemblage rocks also contain important VMS deposits which include the Marg of northwestern Selwyn Basin and the Wolf deposit found within the northern Cassiar Terrane.

In southeastern British Columbia rocks of similar age to the Earn found within the western Kootenay Terrane, a more distal part of the ancient continental margin, also hosts important VMS deposits such as Rea and Homestake. Finally, Early Mississippian rocks of continental nature, but uncertain affinity within the Yukon-Tanana Terrane, have recently been shown to contain large VMS deposits including the Wolverine, Kudz Ze Kayah and Fyre Lake. As stated earlier, all these occurrences taken together underlines the fact that the Late Devonian to Early Mississippian is an important period of metalliferous deposition. Major SEDEX mineralization within the Selwyn and Kechika basins are Frasnian and Famennian (Late Devonian) in age (Paradis et al., 1998) and found towards the base of the Earn Group. SEDEX occurrences of Early Mississippian age are reported in the MacMillan Pass area of the Selwyn Basin (Irwin and Orchard, 1989). The ore composition of these deposits is simple, being made up of sphalerite and galena (+silver) with pyrite and barite as non-ore components. Barite is an important constituent of these occurrences and is commonly found in distal parts of the deposits or as the primary component of low-temperature systems. The presence of barite by itself within Earn lithologies is important in that it signifies the presence of active exhalative systems.

In the Yukon, VMS deposits within Earn rocks are associated with calc-alkaline and alkaline to calc-alkaline felsic volcanics. The Wolf deposit is found with the alkaline to calc-alkaline Pelly Mountain volcanic belt which is associated with several other VMS occurrences including the MM, Mamu, Bnob, Chezpnough and Tree (Hunt,1999). Mineralogically these are composed of sphalerite, galena (+silver), minor copper, and with pyrite, pyrrhotite, barite and minor fluorite as accessories. The age of these deposits is uncertain and are broadly Late Devonian to Early Mississippian (Hunt, 1999).

The Marg VMS deposit of northwestern Selwyn Basin is associated with calc-alkaline felsic volcanics of Early Mississippian age (Turner and Abbott, 1990). This is a polymetallic occurrence composed Cu, Zn, Pb, Ag and Au with a sulphide mineralogy made of pyrite, chalcopyrite, sphalerite, galena and minor tetrahedrite and arsenopyrite. Ferroan carbonates and quartz are also important constituents of the ore body. The presence of sericite-carbonate-quartz-pyrite within footwall rocks suggest hydrothermal alteration, a situation rarely seen within the low temperature SEDEX deposits or reported from the Pelly Mountain alkaline occurrences.”

Mineral Potential of the Big Creek Group and Gilliland Tuff

Known mineralization within the Big Creek Group is SEDEX in nature although there are anomalous stream sediment and soil geochemistry localities suggesting the potential for mineralization within the Gilliland Tuff. SEDEX mineralization is found at the Omineca Queen bedded barite occurrence and in the Wasi Lake area.

Sedex Mineralization

The Omineca Queen (MINFILE number 093N 087)bedded barite, located near Munro Creek, immediately south of the Manson River, is the only documented SEDEX occurrence within the Big Creek Group (Figure 2; Band, 1970; McCammon, 1975; Craig, 1992). The Omineca Queen consists of up to 7 metres of bedded to massive barite hosted within dark grey argillites and slates. This SEDEX occurrence was visited to examine the mineralization and its possible relationships to the Gilliland Tuff. Old trenches and cat trails are severely overgrown and only two sections of massive to poorly bedded barite up to 3 metres thick were visible. Although no felsic tuff was observed in the area, mapping showed that the barite is found within black, fissile shale to argillite and sits stratigraphically below quartz-chert wackes and sandstone which regionally are below the Gilliland Tuff. This barite mineralization is probably part of the Late Devonian SEDEX event found throughout the Kechika and Selwyn basins of Ancestral North American.

Exploration by Cominco Exploration Ltd. east of Wasi Lake, near the former PAR mineral claims, discovered several other barite occurrences within the Big Creek Group (Bruce Mawer, personal communication, 1993). In this area. Big Creek argillites can be traced around a broad syncline south of the Osilinka River (Figure 2). East of Wasi Lake, anomalous levels ofPb, Zn and Ba in stream silts were reported by Ferri et al. (1992a) and from the RGS survey for 94C (Jackaman, 1998). Anomalous stream sediments and soils were also collected on the former RAP mineral claims (Johnson, 1996) which are several kilometres northeast of Wasi Lake. Together, these indicate the potential for SEDEX style mineralization within the Big Creek Group of the Wasi Lake area. Rock geochemistry on several samples of the lower Big Creek Group indicate weakly anomalous Ba levels in one area and elevated levels ofAg (2.6 ppm), Pb (433 ppm) andBa (1928 ppm) in another area (Johnson, 1996).

Potential for VMS Mineralization

Mapping by the author has traced Gilliland Tuff felsic volcanics from the Manson River area to the Wrede Range, a distance of some 150 kilometres (Figure 2) These volcanics are intermittently present within the upper part of the Big Creek Group and are from several metres to some 50 metres in thickness. Textural features commonly indicate the volcanics are tuffaceous and submarine in nature, being interbedded with fine clastics of the Big Creek Group. Sections in several localities are quite thick and parts of the unit appear to be subvolcanic and texturally resemble a quartz ±feldspar porphyry intrusion. Areas where thick volcanics occur include: the type locality around Germansen Landing; the area south of the Swannell River and the region between the Osilinka River and Wasi Lake where the unit is well in excess of 1000 metres thick. The mapped extent of the volcanic shown in Figure 2 would suggest that a volcanic centre may be present in the Wasi Lake area with subsidiary centres in the Germansen Landing and Swannell River areas. The thin horizons of tuff seen elsewhere within the Big Creek Group would then represent distal deposits produced by these or other volcanic centres.

Although no mineralization has yet been attributed to this unit, several drainages cutting the Gilliland Tuff have returned anomalous stream silt geochemistry and anomalous whole rock geochemistry for the tuff. In the Wasi Lake area, the recent RGS release for NTS sheet 94C (Jackaman, 1998) contains localities with anomalous levels ofPb, Zn, Ba and @Au for some of the drainages cutting the unit. Rock sampling of carbonaceous breccia or conglomerate from the Gilliland Tuff within the former RAP mineral claims east of Wasi Lake returned anomalous Ag (7.3 ppm) and Ba (greater than 2000 ppm; Johnson, 1996). Gilliland volcanics in the Wasi Lake area locally contain sericite and/or carbonate alteration.

South of Swannell River, several drainages cutting the Gilliland Tuff contain silts with anomalous levels of Cu (24,104 and 160 ppm), Pb (10,26 and 107 ppm) and Zn (283,1090 and 1453 ppm; Rhodes, 1994). Silts from several streams cutting the Big Creek Group in the northern Lay Range (Figure 3) contain sediments slightly anomalous in Pb, Zn and Ba (Jackaman, 1998).

The high background level of barium in the Gilliland Tuff, together with the associated barite in some of the VMS occurrences in the Pelly Mountains suggests that this mineral can be, as in the case of SEDEX deposits, a useful indicator of nearby mineralizing systems. Bedded barite of Early Mississippian age is known from the Selwyn Basin and northern Cassiar platform and may be time equivalent to some of the felsic volcanism (Gordey,1991; Irwin and Orchard, 1990).”
Please see figure 4.

Further, there are a variety of mineral deposits in the Manson Creek area

TYPE	EXAMPLE
Sediment hosted Barite	Omineca Queen
Porphyry copper-molybdenite	Mt. Milligan, Lorraine
Sediment hosted gold	(Skygold claims)
Volcanogenic massive sulphide Rare Earths/Carbonatite Mercury Placer gold Gold in altered ultramafics	Biddy (Nina Lake) Lonnie showing Pinchi Lake Manson Creek, Germansen QCM
Vein Gold-Silver Jade	Motherlode, Boulder Creek Mt. Ogden

Figure 4, OMENICA QUEEN MANSON CREEK GEOLOGY MAP

9.0 PROPERTY GEOLOGY
(From Minfile)

The Omineca Queen occurrence is found in both sides of the creek and consists of 3 to 7-metre thick sequences of layered barite found with graphitic slates and argillites of the Upper(?) Devonian to Lower Permian Big Creek Group, formerly the Cooper Ridge Group. Layering within the barite is produced by impurities such as quartz and organic matter. The barite is faulted and folded and strikes northwest with a vertical attitude. Although these barite bands appear to replace quartz-rich layers, they also indicate that the deposit may have formed as a sedimentary exhalative.   Minor amounts of galena, sphalerite and tetrahedrite are known to exist.  A sample cut across 5 metres plus 3 metres of exposed barite 120 metres east of a gully yielded 63.15 per cent BaO (Geology, Exploration and Mining in British Columbia, page 374).

The Property is underlain by rocks of the Slide Mountain Group as mapped by Ferri and Melville (BCEMPR Paper 1988-1). Property rocks consist of three basic subdivisions of the Slide Mountain Group;

•	black calcareous thin bedded shale (Unit 9A),
•	arkose wacke and siltstone (Unit9B) and
•	green to dark green volcanics commonly with carbonate alteration and interbedded argillite and siltstone (Unit 9C).

Dunham Craig explored the property as a consultant to Cominco and Stratore in 1992 and described the sowing as follows:

“The Omenica Queen showing consists of black shale hosted barite beds of stratiform appearance. Four barite beds are present striking parallel with local shales and consist of the  following grades”:

TABLE OF BARITE COMPOSITIONS AND GRADES 1992

Width (rn)	BaO (%)	SO3 (%)	Fe203 (%)	Si02 (%)
7	54.09	27.8	0.26	8.92
6.5	62.79	33.8	0.29	2.15
4	63.16	33.5	0.29	1.87
8	63.15	33.5	0.23	1.60
Filippo Ferri (1999) describes the property as follows:

The Omineca Queen (MINFILE number 093N 087) bedded barite, located near Munro Creek, immediately south of the Manson River, is the only documented SEDEX occurrence within the Big Creek Group (Band, 1970; McCammon, 1975; Craig, 1992). The Omineca Queen consists of up to 7 metres of  bedded to massive barite hosted within dark grey argillites and slates. This SEDEX occurrence was visited to examine the mineralization and its possible relationships to the Gilliland Tuff. Old trenches and cat trails are severely overgrown and only two sections of massive to poorly bedded barite up to 3 metres thick were visible. Although no felsic tuff was observed in the area, mapping showed that the barite is found within black, fissile shale to argillite and sits stratigraphically below quartz-chert wackes and sandstone which regionally are below the Gilliland Tuff. This barite mineralization is probably part of the Late Devonian  SEDEX event found throughout the Kechika and Selwyn basins of Ancestral North American.

Exploration by Cominco Exploration Ltd. east of Wasi Lake, near the former PAR mineral claims, discovered several other barite occurrences within the Big Creek Group (Bruce Mawer, personal communication, 1993). In this area, Big Creek argillites can be traced around a broad syncline south of the Osilinka River (Figure 2). East of Wasi Lake, anomalous levels of Pb, Zn and Ba in stream silts were reported by Ferri et al. (1992a) and from the RGS survey for 94C (Jackaman, 1998). Anomalous stream sediments and soils were also collected on the former RAP mineral claims (Johnson, 1996) which are several kilometres northeast of Wasi Lake. Together, these indicate the potential for SEDEX style mineralization within the Big Creek Group of the Wasi Lake area. Rock geochemistry on several samples of the lower Big Creek Group indicate weakly anomalous Ba levels in one area and elevated levels of Ag (2.6 ppm), Pb (433 ppm) and Ba (1928 ppm) in another area (Johnson, 1996).

9.1 Potential for VMS Mineralization

Mapping has traced Gilliland Tuff felsic volcanics from the Manson River area to the Wrede Range, a distance of some 150 kilometres (Figure 2).  These volcanics are intermittently present within the upper part of the Big Creek Group and are from several metres to some 50 metres in thickness. Textural features commonly indicate the volcanics are tuffaceous and submarine in nature, being interbedded with fine clastics of the Big Creek Group. Sections in several localities are quite thick and parts of the unit appear to be subvolcanic and texturally resemble a quartz ±feldspar porphyry intrusion.

Areas where thick volcanics occur include: the type locality around Germansen Landing; the area south of the Swannell River and the region between the Osilinka River and Wasi Lake where the unit is well in excess of 1000 metres thick. The mapped extent of the volcanics shown in Figure 2 would suggest that a volcanic centre may be present in theWasi Lake area with subsidiary centres in the Germansen Landing and Swannell River areas.

The thin horizons of tuff seen elsewhere within the Big Creek Group would then represent distal deposits produced by these or other volcanic centres.

Although no mineralization has yet been attributed to this unit, several drainages cutting the Gilliland Tuff have returned anomalous stream silt geochemistry and anomalous whole rock geochemistry for the tuff. In the Wasi Lake area, the recent RGS release for NTS sheet 94C (Jackaman, 1998) contains localities with anomalous levels of Pb, Zn, Ba and ±Au for some of the drainages cutting the unit. Rock sampling of carbonaceous breccia or conglomerate from the Gilliland Tuff within the former RAP mineral claims east of Wasi Lake returned anomalous Ag (7.3 ppm) and Ba (greater than 2000 ppm; John Johnson, 1996). Gilliland volcanics in the Wasi Lake area locally contain sericite and/or carbonate alteration.

South of Swannell River, several drainages cutting the Gilliland Tuff contain silts with anomalous levels of Cu (24, 104 and160 ppm), Pb (10, 26 and 107 ppm) and Zn (283, 1090 and 1453 ppm; Rhodes, 1994). Silts from several streams cutting the Big Creek Group in the northern Lay Range (Figure 3) contain sediments slightly anomalous in Pb, Zn and Ba (Jackaman, 1998).

The high background level of barium in the Gilliland Tuff, together with the associated barite in some of the VMS occurrences in the Pelly Mountains suggests that this mineral can be, as in the case of SEDEX deposits, a useful indicator of nearby mineralizing systems. Bedded barite of Early Mississippian age is known from the Selwyn Basin and northern Cassiar platform and may be time equivalent to some of the felsic volcanism (Gordey, 1991; Irwin and Orchard, 1990).

OMINECA QUEEN PROPERTY (93N/9E)
http://www.llbc.leg.bc.ca/public/PubDocs/bcdocs/96990/1974/19_mccammon_p85-88.pdf

9.2 BARITE

By  J. W. McCammon

The Omineca Queen (latitude 55' 31.6'; longitude 124' 06.4') is a barite property situated 600 metres south of Manson Creek, at 823 metres elevation on the east bank of a small tributary stream, about 3 kilometres east of the bridge where the Omineca Road crosses Manson Creek.

The property consists of the Omineca Queen 3 and 4 claims, located in 1966 and still held by A. Bjerring of Manson Creek.  From the creek bed the bank rises steeply for about 6 metres in elevation and then flattens off to a gentler slope. The ground is completely drift and bush covered. The only bedrock exposed is the original discovery outcrop of barite in the creek and in areas stripped by bulldozer.  The barite lies conformably between slate walls in an area of rocks mapped as part of the Pennsylvanian (?) and Permian Cache Creek Group (Geol. Surv., Canada, Map 907Al. gully. More barite has been uncovered in strippings 120 and 156 metres southeast of the Barite is exposed in the creek and in strippings for 75 metres northeasterly to a small gully. West of the gully the strike of the rocks is north 75 degrees east and the dip is generally vertical but in places the rock is contorted and sheared. The visible barite forms a single 4 to 7-metre-wide zone of fine grained dark material that is striped parallel to foliation in the slates. It does not contain much impurity other than the dark colouration.

At the gully there is much contortion and shearing and in stripping along the east side, the barite appears to be offset a few metres southward. In the stripped area 120 metres southeast of the gully the barite and enclosing slates are near vertical and strike south 55 degrees east. Two mineral zones are exposed here. A 3-metre-wide ban of white barite on the north is separated from a 5-metre-wide band of dark striped material by 3 metres of slate. Analyses of the barite are reported to show high purity

MCCAMMON, J.W. (1975):
Barite; in Geological Fieldwork 1974, Paper 1975-2, page 85.
Industrial Minerals / Barite / Cache Creek Group / Regional Geology /
Omineca Queen Property
093N/09E

10.0 CONCLUSIONS AND RECOMMENDATIONS

The Omineca Queen property has three targets:
•	The original barite horizon
•	Possible base metal mineralization in the footwall in volcanic rocks.
•	Gold mineralization hosted in black argillites

10.1 Phase I

•	Research the VMS potential of the Paleozoic formations in the area
•	Prepare base map from available 1:20,000 maps
•	Obtain air photos for the area
•	Send in a prospecting/mapping crew, 2 men x 4 days
•	Map in the previous trenches
•	Sample the exposed barite if possible
•	Determine if base metals are present in float
•	Run VLF/Mag traverses perpendicular to the outcrop/subcrop
•	Determine true width of barite

•	Check barite composition against commercial operations
•	Dependent on initial results plan a second phase of drilling to delineate the deposit.

10.2 Phase II

•	Backhoe trenching and Sampling
•	Geological supervision and reporting

10.3 Phase III

1.	Drill 8-10 short holes across the zone, testing the footwall and hangingwall.
2.	Metallurgical studies

11.0 BUDGET

11.1 Phase I PROSPECTING

DESCRIPTION	DETAILS	COST US $
Preparation of BaseMaps, Airphotos		$1,000
Geological Supervison	1 man x 7 days x $750	5000
Prospector, Sampler	2 men x 5 days x$300	3000
Vehicle, Food Lodging		1000
Sample analysis, soils, rocks	50 soils, 20 rocks	2500
Barium analyses, thin sections		500
Freight		200
Telephone, computer, radios		300
File work on claims, Geological report		3000
Subtotal		$16,500.00
Contingency		2000
Total		$18,500
GST	5%	1000
GRAND TOTAL		$19,500

11.2 Phase II BACKHOE TRENCHING AND SAMPLING

DESCRIPTION	DETAILS	COST US $
Backhoe @ 120/hr,	35 hr mob & demob incl.	4,200
Geological Supervison	1 man x 7 days x $750	5000
Vehicle, Food Lodging		1000
Sample analysis, rocks	70 rocks	2500
Barium analyses, thin sections		500
Freight		200
Telephone, computer, radios		300

File work on claims, Geological report		3000
Subtotal		16,700
Contingency		2000
Total		$18,700
GST	5%	1000
GRAND TOTAL		$19,700

11.3 Phase III, Drilling contingent on the success of phases 1 & II

DESCRIPTION	DETAILS	COST US $
Geological Supervison	1 man x 20 days x $750	7,500
Prospector, Sampler	2 men x 10 days x$300	6000
Vehicle, Food Lodging		4500
Sample analysis, rocks	200 rocks	10000
Reclamation Bond		5000
Freight		1500
Drilling 10 holes x 100 m	1000 m x $125/m	125000
Telephone, computer, radios		500
File work on claims, Geological report		15000
Subtotal		175,000
Contingency		25000
Total	rounded	200000
GST	5%	10000
GRAND TOTAL		$210,000

Grand total for all three phases is $249,200.

12.0 REFERENCES

Plouffe, A.; Williams, Stephen, P. (2001): Quaternary geology data: Manson River (93N), Fort Fraser (93K) and Nechako River (93F), central British Columbia.  Geological Survey of Canada, Open File D2270.
Armstrong J.E. (1949) Fort St . James Map Area , Cassiar and Coast Districts, British Columbia ; GSC Memoir 252,  210 p. Map 307A.

Band, R.B., (1970):  Geochemical Report on Omineca Queen claims #3 and #4, Omineca M.D.  BCMMPR Assessemtn Report 2636.

Ferri, Filippo (1999;  Devono-Mississippian Felsic Volcanism Along theWestern Edge of theCassiar Terrane, North-Central British Columbia  (NTS 93N, 94C and 94D)  In:  Geological Fieldwork 1999 (paper 2000-1)

Ferri, F., and Melville, D.M. (1994): Bedrock Geology of the Germansen Landing - Manson Creek Area, British Columbia (93N/9, 10, 15; 94C/2); B.C. Ministry of Energy, Mines and Petroleum Resources, Bulletin 91.

Ferri, F., Melville, D.M. (1988): Manson Creek Mapping Project; in Geological Fieldwork 1987, Paper
1988-1, pages 169-180. 093N/09
McCammon, J.W. (1975): Omineca Queen, B.C. Ministry of Energy, Mines and Petroleum Resources, Geology, Exploration and Mining in British Columbia 1974, pages 373-374

Struik, L.C. (1989): Devonian, Silurian, Cambrian and Precambrian Stratigraphy, McLeod Lake Map Area, British Columbia; Geological Survey of Canada, Paper 89-1A, pages 119-124.

Struik, L.C. (1990): Paleozoic - Triassic Stratigraphy, McLeod Lake Map Area, Central B.C.; Geological Association of Canada, Program with Abstracts, page A126.

MITCHELLGEOLOGICAL SERVICES INC.	Suite 1028, 470 Granville St., Vancouver, BC CANADA V6C 1V5 OFFICE: Tel: (604) 684 4297 Fax: (604) 684 642 4217 Cell: (604) 306 5299 HOME: Tel: (604) 736 2106 Fax: (604) 736 2170

13.0 CERTIFICATE OF THE AUTHOR

I, Marvin Alford Mitchell, P. Eng., do hereby certify that:

1. I am President of Mitchell Geological Services Inc., Suite 1028, 470 Granville St.
Vancouver, BC CANADA V6C 1V5.

2. I graduated with a degree in Bachelor of Science in Geological Engineering, (mining option) from the University of Montana’s Montana School of Mines in 1968.

3. I am a member of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number, 8322)

4. I have worked as a geologist for a total of 40 years since my graduation from university.

5  I certify that by reason of my education, affiliation with a professional association) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of  this report.

6.  I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

7. I am independent of the potential issuer applying all of the tests in section 1.4 of National Instrument 43-101.

8. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 4th day of August, 2008

Marvin A. Mitchell, P.Eng.

14.0 APPENDIX I

SEDIMENT HOSTD BARITE MODEL

SEDIMENTARY-HOSTED, STRATIFORM BARITE E17 by S. Paradis[1], G.J. Simandl, D. MacIntyre and G.J. Orris[2] [1]Geological Survey or Canada [2]British Columbia Geological Survey

Paradis, S., Simandl,G., MacIntyre, D., and Orris, G.J. (1998): Sedimentary-hosted, Stratiform Barite, in Geological Fieldwork 1997, British Columbia Ministry of Employment and Investment, Paper 1998-1, pages 24F-1 to 24F-4.
IDENTIFICATION
SYNONYM: Bedded barite.

COMMODITIES (BYPRODUCTS): Barite (possibly Zn, Pb, Ag).

EXAMPLES (British Columbia (MINFILE #)- Canada/International):

~~Kwadacha (094F  020), Gin (094F  017), Gnome (094F  016); Tea, Tyrala, Hess, Walt and Cathy (Yukon, Canada),Walton (Nova Scotia, Canada), Fancy Hill (Arkansas, USA), Mountain Springs, Greystone (Nevada, USA), Jixi and Liulin (China), Fig Tree and Mabiligwe (South Africa).~~

GEOLOGICAL CHARACTERISTICS

CAPSULE DESCRIPTION: Sedimentary-hosted, stratiform or lens-shaped barite bodies, that may reach over ten metres in thickness and several kilometres in strike length. Barite-rich rocks (baritites) are commonly lateral distal equivalents of shale-hosted Pb-Zn (SEDEX) deposits. Some barite deposits are not associated with shale-hosted Zn-Pb deposits.

TECTONIC SETTINGS: Intracratonic or continental margin-type fault-controlled marine basins or half-grabens of second or third order and peripheral foreland (distal to the continental margin) basins.

DEPOSITIONAL ENVIRONMENT / GEOLOGICAL SETTING: Deep, starved marine basins to shallow water shelves. The barite-rich rocks (baritites) were deposited on the seafloor and commonly grade laterally into either shale-hosted Pb-Zn (SEDEX) deposits which formed closer to the submarine hydrothermal vents, or the more distal cherts, hematite-chert iron formations, silica and manganese-enriched sediments.

AGE OF MINERALIZATION: Deposits are hosted by rocks of Archean to Mesozoic ages but are most common in rocks of Phanerozoic, especially in the mid to late Paleozoic age.

HOST/ASSOCIATED ROCK TYPES: Major rock types hosting barite are carbonaceous and siliceous shales, siltstones, cherts, argillites, turbidites, sandstones, dolomites and limestones.

DEPOSIT FORM: Stratiform or lens-shaped deposits are commonly metres thick, but their thickness may exceed 50 metres. Their lateral extent may be over several square kilometres.

TEXTURE/STRUCTURE: The barite ore is commonly laminated, layered or massive. Barite may form rosettes, randomly oriented laths or nodules. Some of the barite deposits display breccias and slump structures. In metamorphosed areas, barite may be remobilized (forming veinlets) and/or recrystallized.

ORE MINERALOGY [Principal and subordinate]: Barite.

GANGUE MINERALOGY [Principal and subordinate]: Quartz, clay, organic material, celsian, hyalophane, cymrite, barytocalcite, calcite, dolomite, pyrite, marcasite, sphalerite, galena, and in some cases witherite.

ALTERATION MINERALOGY: None in most cases. Secondary barite veining. Weak to moderate sericitization reported in, or near, some deposits in Nevada.

WEATHERING: Barite-rich exposures sometimes create vegetation "kill zones".

ORE CONTROLS: Sedimentary depositional environment is mainly half-grabens and basins of second or third order. While Zn-Pb-barite (SEDEX)

deposits may require euxinic environment to stabilize sulphides, more oxidized depositional environment may be the key for deposition of high-grade (nearly sulphide-free) barite deposits. Syndepositional faults are extremely important for SEDEX deposits that are commonly proximal to the vents, but may not be essential for all sediment-hosted stratabound barite deposits.

GENETIC MODEL: Some stratiform barite deposits form from hydrothermal fluids that exhaled on the seafloor and precipitated barite and other minerals (sulphides, chert, etc.) as chemical sediments. The chemical sediments change composition with distance from the vent reflecting changes in temperature and other parameters of the hydrothermal fluid as it mixed with seawater. Barite-rich sediments can reflect hydrothermal fluids deficient in metals (lack of base metals in the source rock or insufficient temperature or unfavorable physical-chemical fluid conditions to carry base metals) or discharge of hydrothermal fluids in a shallow marine environment that does not favor precipitation of sulphides. Some of the sedimentary-hosted barite deposits are interpreted as chemical sediments related to inversion of stratified basin resulting in oxygenation of reduced waters. Others formed by erosion and reworking of sub-economic chemical sediments (Heinrichs and Reimer, 1977) or of semi-consolidated clays containing barite concretions (Reimer, 1986), resulting in selective concentration of barite.

ASSOCIATED DEPOSIT TYPES: Shale-hosted Zn-Pb deposits (E14), Irish-type massive sulphide deposits (E13), sedimentary manganese deposits (F01) and vein barite deposits (I10). In oxygen-starved basins, barite deposits may be stratigraphically associated with black shales enriched in phosphates (F08), vanadium, REE and uranium mineralization and possibly shale-hosted Ni-Mo-PGE (E16) deposits.

COMMENTS: There is a complete spectrum from sulphide-rich to barite-rich SEDEX deposits. The Cirque deposit in British Columbia, represents the middle of this spectrum and consists of interlaminated barite, sphalerite, galena and pyrite. Its reserves are in excess of 38.5 million tonnes averaging 8% Zn, 2.2% Pb, 47.2 g/tonne of Ag and 45-50% barite. Witherite, a barium carbonate, occurs as an accessory mineral in some barite deposits and rarely forms a deposit on its own. There has been no commercial witherite production in the western world since the mines in Northumberland, England closed. Recently, the Chengkou and Ziyang witherite deposits have been discovered in China (Wang and Chu, 1994Witherite deposits may form due to severe depletion of seawater in SO-24 and enrichment in Ba (Maynard and Okita, 1991). Alternatively, these deposits could have formed by high temperature replacement of barite by witherite (Turner and Goodfellow,1990).

EXPLORATION GUIDES

GEOCHEMICAL SIGNATURE: Barium enrichment on the scale of the basin and other indicators of shale-hosted Zn-Pb deposits, such as high values of Zn, Pb, Mn, Cu and Sr, in rock and stream sediment samples. Strongly anomalous Ba values in stream sediments and heavy sediments are only found in close proximity to barite mineralization because barite abrades rapidly during stream sediment transportation. The difference between 87Sr/86Sr ratios of barite and coeval seawater may be used to distinguish between cratonic rift (potentially SEDEX-related) barite occurrences and those of peripheral foreland basins (Maynard et al.,1995).

GEOPHYSICAL SIGNATURE: Deposit may correspond to a gravity-high.

OTHER EXPLORATION GUIDES: Appropriate tectonic and depositional setting. Proximity to known occurrences of barite, shale-hosted SEDEX or Irish-type massive sulphide occurrences, exhalative chert, hematite-chert iron formations and regional Mn marker beds. Vegetation "kill zones" coincide with some barite occurrences.

ECONOMIC FACTORS

TYPICAL GRADE AND TONNAGE: Deposits range from less than 1 to more than 25 million tonnes grading 30% to over 95% barite with a median size of 1.24 million tonnes containing 87.7 % BaSO4 (Orris, 1992). Portions of some deposits may be direct shipping ore. ). The Magcobar mine in the Silvermines district of Ireland produced 4.6 Mt of 85% BaSO4 lump. Barite is produced at some metal mines, including the Ramelsburg and Meggen (8.9 Mt) mines in Germany.

ECONOMIC LIMITATIONS: Several modern applications require high brightness and whiteness values and high-purity products. There are different requirements for specific applications. Abrasivity, grade of concentrate, color, whiteness, density and type of impurities, oil index, water index, refractive index and base metal content are commonly reported for commercially available concentrates. Transportation cost, specific gravity and content of water-soluble alkaline earth metals, iron oxides and sulphides are important factors for barite used in drilling applications. Currently sulphide-free barite deposits are preferred by the barite producers. Some of the barite on the market is sold without complex upgrading. Selective mining and/or hand sorting, jigging, flotation and bleaching are commonly required. It is possible that in the future, due to technological progress, a substantial portion of barite on the market will originate as by-product of metal mining.

END USES: Barite is used mainly in drill muds, also as heavy aggregate, marine ballast, a source of chemicals, a component in ceramics, steel hardening, glass, fluxes, papers, specialized plastics and radiation shields, in sound proofing and in friction and pharmaceutical applications. Witherite is a desirable source of barium chemicals because it is soluble in acid, but it is not suitable for applications where inertness in acid environments is important..

IMPORTANCE: Competes for market with vein-type barite deposits. Celestite, ilmenite, iron oxides can replace barite in specific drilling applications. However the impact of these substitutes is minimized by relatively low barite prices.

SELECTED BIBLIOGRAPHY

ACKNOWLEDGEMENTS: Reviews of the manuscript by Dr. John Lydon of the Geological Survey of Canada and Dr. D.V. Lefebure of the B.C. Geological Survey are appreciated.

Brobst, D.A. (1994): Barium Minerals; in Industrial Minerals and Rocks, 6th edition , D.D. Carr, Senior Editor, Society for Mining, Metallurgy and Exploration, Inc., Littleton, Colorado, pages 125-134.

Clark, S. and Orris, G.J. (1991): Sedimentary Exhalative Barite; in Some

Industrial Mineral Deposit Models: Descriptive Deposit Models, Orris, G.J. and Bliss, J.D., Editors, U.S. Geological Survey, Open-File Report 91-11A, pages 21-22.

Heinrichs, T.K and Reimer, T.O. (1977): A Sedimentary Barite Deposit from the Archean Fig Tree Group of the Barberton Mountain Land (South Africa), Economic Geology, Volume 73, pages 1426-1441.

Large, D.E. (1981): Sediment-hosted Submarine Exhalative Sulphide Deposits - a Review of their Geological Characteristics and Genesis; in Handbook of Stratabound and Stratiform Ore Deposits; Wolfe, K.E., Editor, Geological Association of Canada, Volume 9, pages 459-507.

Lydon, J.W. (1995): Sedimentary Exhalative Sulphides (SEDEX); in Geology of Canadian Mineral Deposit Types, Eckstrand, O.R., Sinclair, W.D. and Thorpe, R.I., Editors, Geological Survey of Canada, Geology of Canada, no. 8, pages 130-152.

Lydon, J.W., Lancaster, R.D. and Karkkainen, P. (1979): Genetic Controls of Selwyn Basin Stratiform Barite/Sphalerite/Galena Deposits: An Investigation of the Dominant Barium Mineralogy of the TEA Deposit, Yukon; in Current Research, Part B; Geological Survey of Canada, Paper 79-1B, pages 223-229.

MacIntyre, D.E. (1991): Sedex-Sedimentary-exhalative Deposits; in Ore Deposits, Tectonics and Metallogeny in the Canadian Cordillera, McMillan, W.J., Coordinator; B.C. Ministry of Energy Mines and Petroleum Resources, Paper 1991-4, pages 25-69.

Maynard, J.B. and Okita, P.M. (1991): Bedded Barite Deposits in the United States, Canada, Germany, and China: Two Major Types Based on Tectonic Setting; Economic Geology, volume 86, pages 364-376.

Maynard, J.B. and Okita, P.M. (1992): Bedded Barite Deposits in the United States, Canada, Germany, and China: Two Major Types Based on Tectonic Setting - A Reply; Economic Geology, volume 87, pages 200-201.

Orris, G.J. (1992): Grade and Tonnage Model of Bedded Barite; in

Industrial Minerals Deposit Models: Grade and Tonnage Models; Orris, G.J. and Bliss J.D., Editors, U.S. Geological Survey, Open-File Report 92-437, pages 40-42.

Reimer, T.O. (1986): Phanerozoic Barite Deposits of South Africa and Zimbabwe; in Mineral Deposits of South Africa, Volume; Enhauser, C.R. and Maske, S., Editors, The Geological Society of South Africa, pages 2167-2172.

Turner, R.J.W. (1992): Bedded Barite Deposits in the United States, Canada, Germany, and China: Two Major Types Based on Tectonic Setting- A Discussion; Economic Geology, Volume 87, pages 198-199.

Turner, R.J.W. and Goodfellow, W.D. (1990): Barium Carbonate Bodies Associated with the Walt Stratiform Barite Deposit, Selwyn Basin, Yukon: a Possible Vent Complex Associated with a Middle Devonian Sedimentary
Exhalative Barite Deposit; in Current Research, Part E, Geological Survey of Canada, Paper 90-1E, pages 309-319.

Wang, Z.-C. and Chu, X.-L. (1994): Strontium Isotopic Composition of the Early Cambrian Barite and Witherite Deposits; Chinese Science Bulletin, Volume 39, pages 52-59.

Wang, Z. and Li, G. (1991): Barite and Witherite in Lower Cambrian Shales of South China: Stratigraphic Distribution and Chemical Characterization; Economic Geology, Volume 86, pages 354-363.

15.0 APPENDIX II
MINFILE   OMINECA QUEEN  MINFILE No 093N 087

SUMMARY

Name OMINECA QUEEN, DISCOVERY
Mining Division Omineca
BCGS Map 093N060
Status Prospect   NTS Map 093N09E
Latitude 55º 31' 28" Longitude 124º 06' 36" W
N  UTM 10 (NAD 83)
Northing 6153713 /   Easting 429926
Commodities Barite, Silver, Lead, Zinc  Deposit Types E17 : Sediment-hosted barite
Tectonic Belt Intermontane  Terrane Cassiar

Capsule Geology

This barite occurrence is situated 800 metres upstream from the mouth of Barite Creek, immediately south of the Manson River and 4.5 kilometres northeast of the lower Gaffney Creek bridge. The occurrence was discovered and staked in 1966.

The Omineca Queen occurrence is found in both sides of the creek and consists of 3 to 7-metre thick sequences of layered barite found with graphitic slates and argillites of the Upper(?) Devonian to Lower Permian Big Creek Group, formerly the Cooper Ridge Group. Layering within the barite is produced by impurities such as quartz and organic matter. The barite is faulted and folded and strikes northwest with a vertical attitude. Although these barite bands appear to replace quartz-rich layers, they also indicate that the deposit may have formed as a sedimentary exhalative. Minor amounts of galena, sphalerite and tetrahedrite are known to exist.

A sample cut across 5 metres plus 3 metres of exposed barite 120 metres east of a gully yielded 63.15 per cent BaO (Geology, Exploration and Mining in British Columbia, page 374).

Bibliography EM FIELDWORK, pp. 127-147
EMPR ASS RPT *2636
EMPR BULL *91, pp. 23,58
EMPR FIELDWORK *1987, pp. 169-180

EMPR GEM 1970-490, *1974-373
EMPR OF 1988-12; 2000-22
GSC MAP 876A; 971A; 1424A; 5249G
GSC MEM 252
GSC P 41-5; 42-2; 45-9; 75-33